UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

MakeMyTrip Limited is incorporating by reference the information set forth in this Form 6-K into its registration statement on Form F-3 (File No. 333-189315).

Other Events

On February 6, 2014, MakeMyTrip Limited completed its acquisition of the entire equity interest in a group of companies comprising the EasyToBook.com Group (“ETB”). MakeMyTrip purchased shares from the existing shareholders of ETB and invested a further amount into ETB. The total purchase consideration and investment in ETB is approximately USD 5 million.

Established in 2004, ETB primarily operates through the website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations. The company has unique front-end web design capabilities and has developed proprietary technologies for powering affiliate travel websites as well as dynamic shopping of various travel products. The company is headquartered in Amsterdam, Netherlands with a technology development team based in Herzliya, Israel.

The acquisition of ETB is expected to further strengthen the existing travel technology stack of MakeMyTrip.com and to enhance the international hotel room offerings for customers travelling overseas, particularly to Europe which is a key tourist destination for Indians, and vice versa.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: February 6, 2014

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer